UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
Omniture, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
68212S 10 9

(CUSIP Number)
Visual Sciences, Inc.
10182 Telesis Court, 6th Floor
San Diego, CA 92121
(858) 546-0040

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 25, 2007

(Date of Event Which Requires Filing of This Statement)
          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

CUSIP No.	68212S 10 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Visual Sciences, Inc. (IRS ID # 33-0727173 )

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,657,685 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,657,685 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) As a result of the Voting Agreements and irrevocable proxies described in this Statement, the Reporting Person may be deemed to have beneficial ownership of the above referenced shares of Issuer’s common stock. As discussed in Items 3 and 4, on October 25, 2007, the date the Voting Agreements were signed, 15,902,757 shares of Issuer’s common stock were covered by the Voting Agreements. Pursuant to previously established 10b-5 plans of certain shareholders of Issuer who signed the Voting Agreements (as disclosed on Schedule A), an aggregate of 245,072 shares covered by the Voting Agreements were disposed of between October 25, 2007 and November 5, 2007. As of November 5, 2007, 15,657,685 shares of Issuer’s common stock are covered by the Voting Agreements. Such numbers are based on information provided to the Reporting Person by Issuer. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2) Based on the number of shares of Issuer’s common stock outstanding as of October 19, 2007 (as represented by Issuer in the Merger Agreement (as described in this Statement)) the Reporting Person may be deemed to have beneficial ownership of approximately 25.7% of the outstanding shares of Issuer common stock.

Item 1.	Security and Issuer.
     The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share, of Omniture, Inc., a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 550 East Timpanogos Circle Orem, UT 84097. The telephone number at that location is (801) 772-7000.
Item 2. Identity and Background.
     (a), (b), (c), and (f). This Statement is being filed by Visual Sciences, Inc., a Delaware corporation (the “Reporting Person”). The address of the Reporting Person’s principal office is located at 10182 Telesis Court, 6th Floor, San Diego, CA 92121. The principal business of the Reporting Person is providing real-time analytics applications. In May 2007, the Reporting Person changed its name from WebSideStory, Inc. to Visual Sciences, Inc. The Reporting Person’s analytics solutions, based on its patent pending on-demand service and software platform, enable fast and detailed analytics on large volumes of streaming and stored data. The following sets forth the name, business address, present principal occupation of each director and executive officer of the Reporting Person. To the Reporting Person’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person listed below is c/o Visual Sciences, Inc. 10182 Telesis Court, 6th Floor, San Diego, CA 92121.

Name and Business Address of Director/Officer	Principal Occupation and Name of Employer
Jim MacIntyre	President and Chief Executive Officer of Reporting Person
Claire Long	Chief Financial Officer of Reporting Person
Dru Greenhalgh	Senior Vice President, General Counsel and Secretary of Reporting Person
David Rosenthal	Senior Vice President, Development of Reporting Person
Brian Sullivan	Senior Vice President, General Manager, Search & Content Solutions of Reporting Person
Aaron Bird	Senior Vice President, Services East of Reporting Person
Ray Rauch	Senior Vice President, Services West of Reporting Person
Sheryl Roland	Senior Vice President, Administration of Reporting Person
Jeff Lunsford	Chief Executive Officer of Limelight, Director of Reporting Person
Anil Arora	Chief Executive Officer of Yodlee, Inc., Director of Reporting Person

Name and Business Address of Director/Officer	Principal Occupation and Name of Employer
Bill Harris	Private Investor (former Chief Executive Officer of PayPal, Inc.), Director of Reporting Person
Chip Mahan	Chief Executive Officer of Live Oak Banking Company, Director of Reporting Person
Kurt Jaggers	Managing Director of TA Associates, Inc., Director of Reporting Person
C.J. Fitzgerald	Partner of Summit Partners LLC, Director of Reporting Person
Doug Lindroth	Former Chief Financial Officer of BakBone Software, Director of Reporting Person
Jim Glynn	Retired (former President and Interim Chief Executive Officer of Invitrogen Corporation), Director of Reporting Person
     (d) and (e). During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any executive officer or director of the Reporting Person has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
     With respect to the 15,657,685 shares of Issuer common stock reported in this statement over which the Reporting Person has shared voting power, as described in Item 4 (which description is incorporated by reference in response to this Item 3), such shares have not been purchased by the Reporting Person. As an inducement for the Reporting Person to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain shareholders of Issuer identified in Schedule A (collectively, the “Subject Shareholders”) hereto entered into a voting agreement dated as of October 25, 2007 with the Reporting Person and the Issuer (collectively, the “Voting Agreements”), with respect to an aggregate of 15,902,757 shares of Issuer common stock beneficially owned by the Subject Shareholders (collectively, the “Voting Agreement Shares”). Pursuant to previously established 10b-5 plans of certain Subject Shareholders (as disclosed on Schedule A), an aggregate of 245,072 Voting Agreement Shares were disposed of between October 25, 2007 and November 5, 2007. As of November 5, 2007, there are 15,657,685 Voting Agreement Shares. The Reporting Person did not pay any consideration to the Subject Shareholders in connection with the execution and delivery of the Voting Agreements and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction.
     (b), (e) and (i). On October 25, 2007, Issuer, Reporting Person and Voyager Merger Corp. (“Merger Sub”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Reporting Person, (the “Merger”) with Reporting Person surviving the Merger as a wholly-owned subsidiary of Issuer.

     Pursuant to the terms and conditions of the Merger Agreement, at the effective time of the Merger, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of Issuer, Reporting Person or Merger Sub, each outstanding share of Reporting Person capital stock will be converted into and represent the right to receive 0.49 of a share of Issuer common stock and $2.39 in cash. The Merger is intended to qualify as a tax-free reorganization for federal income tax purposes. In connection with the Merger, options to purchase Reporting Person common stock outstanding at the time of the Merger will be assumed by Issuer and converted into options to purchase Issuer common stock based on an option exchange ratio. Issuer has agreed to file a registration statement on Form S-8 following the closing in order to register the shares of Issuer common stock issuable upon the exercise of the assumed Reporting Person options that are eligible to be registered on Form S-8.
     As an inducement to enter into the Merger Agreement, and in consideration thereof, Reporting Person and Issuer entered into separate Voting Agreements with the Subject Shareholders identified in Schedule A. Pursuant to their respective Voting Agreements, each Subject Shareholder has agreed, among other things, with respect to all shares of common stock, par value $0.001 per share, of Issuer beneficially owned by him or her at the time of the Issuer’s stockholder meeting, to vote in favor of the issuance of Issuer common stock in connection with the Merger. The Voting Agreements expire on the earlier to occur of (i) such date mutually agreed upon by Issuer, Reporting Person and Subject Shareholder, (ii) such date and time as the Merger becomes effective in accordance with the terms and provisions of the Merger Agreement or (iii) the termination of the Merger Agreement in accordance with the terms thereof.
     The closing of the Merger is subject to numerous conditions, including the approval of the holders of a majority of Reporting Person’s common stock, governmental approvals, including termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and the absence of a material adverse effect on either of Reporting Person or Issuer. Accordingly, there can be no assurance that the Merger will occur.
     In furtherance of the Subject Shareholders’ covenants under the Voting Agreements, pursuant to the irrevocable proxies delivered pursuant to the Voting Agreements, the Subject Shareholders designated certain officers of the Reporting Person, as agent, proxy and attorney-in-fact to vote all of the Voting Agreement Shares in the manner described above.
     The Voting Agreements do not contain any restrictions on the transfer of the shares of the Issuer’s common stock held by the Subject Shareholders.
     Except as set forth in this Statement, the Voting Agreements and the Merger Agreement, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a), (c), (d), (f), (g) or (h) of Item 4 of Schedule 13D.
     The foregoing descriptions of the Merger Agreement and the Voting Agreements are only summaries, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the form of Voting Agreements, which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
     (a) and (b). By virtue of the Voting Agreements described in Items 3 and 4, the Reporting Person may be deemed to share with the Subject Shareholders the power to vote (with respect to the matters set forth in the Voting Agreements), and may be deemed to be the beneficial owners of 15,657,685 shares of common stock of Issuer, representing 25.7% of the issued and outstanding common stock of Issuer (based on the number of shares of Issuer common stock outstanding as of October 19, 2007 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4)). The Reporting Person, however, hereby disclaims beneficial ownership of such shares and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.
     (c) Except as described in this Schedule 13D, there have been no transactions in the shares of common stock effected by the Reporting Person, or, to the knowledge of the Reporting Person, any persons identified in Item 2, during the last 60 days.
     (d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference to this Item 6. To the Reporting Person’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person or the persons listed in Item 2 hereto, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Merger Agreement

Exhibit 2	Voting Agreement

SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007	VISUAL SCIENCES, INC., a Delaware Corporation
/s/ Andrew S. Greenhalgh
	Name:	Andrew S. Greenhalgh
	Its:	Senior Vice President, General Counsel and Secretary

Exhibit Index

Exhibit 1	Merger Agreement

Exhibit 2	Voting Agreement

Schedule A
Subject Shareholders
     Unless otherwise indicated below, the business address of each person listed below is c/o Omniture, Inc., 550 E. Timpanogos Circle, Orem, UT 84097.

Subject Shareholders	Total (1)
Brett Error (2)	966,035
Christopher Harrington	138,537
Cocolalla, LLC	2,443,333
Dana Evan	41,750
Erutinmo, LLC (3)	474,583
Fraser Bullock (4)	111,000
Gregory Butterfield	54,250
Hummer Winblad Venture Partners V, L.P.	5,118,566
Hummer Winblad Venture Partners V-A, L.P.	4,268
Jennifer Bullock	338,063
John Pestana	780,004
Joshua G. James	1,457,371
Mark P. Gorenberg (5)	115,216
Michael Herring	289,173
Rory O’Driscoll	0
Scale Venture Partners II, LP	2,650,953
SSWRTW Trust (6)	674,583
Total	15,657,685

(1)	Includes options exercisable within 60 days of 10/25/07.

(2)	Reflects 66,572 shares sold on 11/1/07 pursuant to Subject Shareholder’s 10b-5 plan.

(3)	Reflects 60,377 shares sold on 11/2/07 and 29,623 shares sold on 11/5/07 pursuant to Subject Shareholder’s 10b-5 plan.

(4)	Includes 2,500 shares held by minor son.

(5)	Reflects 30,000 shares sold on 11/5/07 pursuant to Subject Shareholder’s 10b-5 plan.

(6)	Reflects 60,377 shares sold on 11/2/07 and 29,623 shares sold on 11/5/07 pursuant to Subject Shareholder’s 10b-5 plan.